            GROSVENOR EXPLORATIONS INC.
                1533 Eagle Mountain Drive
                Coquitlam, British Columbia
                    Canada,V3E 2Z3

                Phone & Fax:(604)328-2908
                May 3, 2006.
Filed via Edgar
Delivered by Federal Express

United States Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C.
20549-7010

Attention: H. Christopher Owens, Assistant Director

Dear Sirs:

Re:   Grosvenor Explorations Inc.
  Registration Statement on Form SB-2
  Filed March 24, 2006
  File No. 333-132681

We acknowledge receipt of your comment letter of April 19, 2006 respecting our Registration Statement on Form SB-2 identified in the caption above.

We have enclosed one clean copy and one ‘red-line’ copy of Amendment #1 to our SB-2, for ease of reference to the changes made to the document that are described detailed below.

Save for the initial paragraph below headed ‘Financial Statement Update’, our responses set forth below are in response to (and are have the corresponding number) the comments in your letter of April 19, 2006. Please note that all page references below refer to the enclosed ‘red-lined’ copy of Amendment #1 to our SB-2:

Financial Statement Update

Since the filing of our SB-2 we have produced unaudited financial statements made up to March 31, 2006. Accordingly we have updated financial disclosure throughout Amendment #1 to March 31, 2006. We have updated disclosure generally to April 15, 2006.

General

1.
It is our position that Rule 419 does not apply to Grosvenor. Grosvenor, unlike a ‘blank check company’, has a specific business plan and has no plans whatsoever of engaging in a merger with, or acquisition of, another company. Grosvenor was organized and financed for the business purpose of identifying and acquiring a mineral property(s) worthy of exploration, a mineral property(s) thought to hold the potential of hosting a commercial mineral deposit; obtaining professional guidance for the design and conduct of exploration work on that property(s) in hopes of ultimately delineating and developing such a commercial mineral deposit. We refer you to page 21, “Business - Business Development of Issuer Since Inception” and page 25, “Business - Proposed Exploration Work - Plan of Operation” for specifics of work done to date, as well as work planned, in furtherance of execution of our business plan. We have summarized this disclosure in “Summary of Prospectus”, Page 6.

The fact that, as a company engaged in mineral exploration, we have no revenues and no prospect of generating revenues or paying dividends in the foreseeable future is by no means an indication that we are a ‘blank check’ company. By its nature, the business of mineral exploration and development is time consuming and capital intensive. Indeed, even if we delineated a commercial ore body tomorrow, it would take years, perhaps several years, before an operating mine could put into commercial production and begin to generate revenue. That is not to say we, or any similar company, are a ‘blank check company’ during the exploration, development and mine construction phases. Nevertheless we, like the hundreds and hundreds of companies involved in the mineral exploration business, would not be in a position to generate revenues nor pay dividends during the exploration, development or mine construction phases of our development.

Prospectus Cover

2.	The offending language has been deleted as requested.

3.
As requested, the order of these paragraphs has been reversed and the following language has been added, to the end of what is now the third paragraph, to make clear to readers that there are hurdles the Company must surmount in order to gain an OTC quote, and uncertainty about the outcome:

“It is our intention to find a market maker who will make an application to the NASD to have our shares accepted for trading on the OTCBB once this registration statement becomes effective. There is no assurance our application to the NASD will be approved.”

Summary of Prospectus, page 3

4.
As requested, we have excised the offending language in the second sentence of this paragraph and have blended the remaining phrase, containing the admonition, into what was the following sentence. See page 6.

5.
We have deleted the paragraph as requested (see page 6) and have endeavoured to make other requisite changes throughout the document, i.e. by deleting any extraneous defined terms from the remainder of the document.

6.
We have added three tables to show the percentage of our outstanding shares to be sold by: (i) selling security holders other than management and their immediate families, (ii) our two directors and their immediate families, and (iii) all selling security holders. See page 7.

As well, disclosure of the number of shares of the issuer owned, and being offered for sale, by directors and officers (including members of their immediate families) has been added to the pre-existing table where ‘The Offering’ is summarized.

The source of our ‘seed money’ of $4,000 was not a loan but rather a subscription for 4,000,000 shares at the price of $0.001 per share taken up by Messrs. Ibsen and Grant. This is explicitly disclosed in Item 26, indirectly disclosed in the opening paragraph of “Selling Security Holders” and alluded to in the first sentence of “Business - Business Development of Issuer Since Inception”. To make it plain here, we have added a sentence at the beginning of the paragraph in the ‘Summary’ found immediately following the table headed ‘Selected Financial Information’. See page 8.

Our Business, page 3

7.	We have added language to the third paragraph to address:
a.	‘losses since inception’;
b.	‘going concern opinion’; and
c.	‘reliance on sale of securities to fund operations’.
See page 6.

At the end of the fourth paragraph we have added wording to state we have funds on hand to finance Phase I only; and the date by which we anticipate completing Phase 1. See page 6.

8.
We have added language making clear we have no full-time employees, the limited devotion of time of management, the fact that management resides in British Columbia, Canada and that management’s other activities could give rise to conflicts of interest.

9.	We have added a definition of ‘placer minerals’ to the fourth paragraph. See page 6
10.
We have added wording, by way of a sentence in the middle of the fifth paragraph, to address the issues raised. Particularly when read together with the balance of the fifth paragraph, as amended, we believe the issues you raise are now highlighted. See page 6.

11.
This issue is thoroughly canvassed in ‘Risk Factors’ especially in # 7, but also in #’s 3, 6, 12. and 13. See ‘Risk Factors’, page 9. We have also added the requested admonition, or augmented pre-existing similar admonitions, in several locations in ‘Business’ (see especially ‘Business- Our Business’, page 22) and in ‘Management Discussion or Plan of Operation’ in the second and fourth paragraphs following the heading, page 29.

The Offering, page 4

12.	As requested we have added a paragraph to highlight the lack of liquidity. See page 8.

Risk Factors, page 5.

13.
The Grosvenor Claims were visited by Laurence Stephenson, from June 13 to 15th, 2005, as noted in the ‘Statement of Qualifications’ accompanying Mr. Stephenson’s report, a copy of which we have enclosed in answer to the request in your comment # 26. A statement to that effect can also be found in “Proposed Exploration Work - Plan of Operation” (See response to comment 24 below for the page reference).

Selling Security Holders, page 14

14.	None of the selling security holders is a broker-dealer or an affiliate of a broker-dealer. A statement to this effect has been added at the end of the first paragraph of this section. See page 17.

15.	See 14. above.

16.	We apologize for this oversight. We have now disclosed all the family relationships among management and the selling security holders. See Footnotes 2, 3 and 4 to the table on page 19.

Plan of Distribution: Terms of the Offering, page 16

17.	and 18.
The issues raised in these comments are addressed in the section “Description of Securities - Market Information” found on page 43. Please advise whether the disclosure in its present location is satisfactory. If not, would you prefer our adding a cross reference in “Plan of Distribution”, repetition of the disclosure in “Plan of Distribution”, or ‘cutting’ the section referred to from its present location and ‘pasting’ it into “Plan of Distribution”?

19. The only ‘selling security holders’ who might be relying on Rule 144 would be Messrs. Ibsen and Grant. We have added language to clarify this and to acknowledge the fact that sales of their stock in reliance on Rule 144 might have a negative effect on the share trading price. See page 20.

20.	On reflection we have determined not to offer these rights to selling security holders. Accordingly, we have removed the language referred to.

Business, page 17

21.	We have added disclosure to address the points raised at the end of the second paragraph of the opening section, “General -The Company”. See page 21.

22.	For information on:

(i)	“…location, means of access…” please refer to “Location and Access” page 23;

(ii)	“ a description of any work completed….” please refer to “Previous Exploration”, page 24;

(iii)	“…a description of equipment…” see the last sentence prior to the heading “Competitive Factors” on page 27;

(iv)
“The current state of exploration…” see Previous Exploration” and “Proposed Exploration Work - Plan of Operation” where we discuss the work done in the past on the area covered by the claims and also detail the work we intend to carry out. We also state, in the first sentence following the sub- heading “Our Business” on page 22 that “We intend to undertake exploration work on the Grosvenor Claims.” We believe the disclosure under “Business” and “Risk Factors” and “Management Discussion…” make the “condition of the property” and the fact that we have not yet done any work on it, clear to the reader. In addition, we explicitly state this in Risk Factor 3 (page 9) and have added a statement to this effect as the closing sentence in the sub-section headed “Previous Exploration”, on page 24;

(v)	“ The source of power…” see the sentences added at the end of the first paragraph under the sub-heading “Location and Access”, page 23;

(vi) “If applicable, provide a clear statement that the property(s) is without….
We refer you to the sub-section “Our Business”, on page 22 where we state:

“We are presently in the pre-exploration stage and there is no assurance that mineralized material with any commercial value exits on our property.
                We do not have any ore body and have not generated any revenues from our operations.”

                and,

    on page 25, the second sentence under the sub-heading “Proposed Exploration Work - Plan of Operation” which reads:

                “We do not have any ores or reserves whatsoever at this time on the Grosvenor Claims.”

                In both of these locations we have added the sentence: “Our planned Phase I work is exploratory in nature.”

Information on title to the claims is set out in detail under “Grosvenor Claims”, page 22. As noted in response to your comment # 23 (see below), we have enclosed a copy of the map you requested.

We have reviewed Industry Guide 7 (b) (1) to (5) and believe we have, with the changes noted above, included all applicable information contemplated by those instructions.

23.	Regrettably we are unable to insert the map you requested in Amendment #1. However, a hard copy is enclosed.

Proposed Exploration Work - Plan of Operations, page 21

24.
Our geologist visited the Grosvenor Claims in June 2005. A statement to that effect appears in the last sentence of the third paragraph under the sub-heading “Proposed Exploration Work - Plan of Operation”, page 25.

25.	We have expanded the disclosure as requested as follows:

-	In terms of a “geological justification” we have added, as the fourth paragraph, a new paragraph under the sub-heading “Proposed Exploration Work - Plan of Operation”, page 25;

-	immediately below what is now the fifth paragraph in this sub-section, we added a breakdown of the phased program expenses and the work planned in each phase; and;

-
In the sixth paragraph under this sub-heading we have explained how the Phased program will be funded, a timetable for doing Phase I work and who will be supervising the work and his/her qualifications.

26.	A copy of the Stephenson Report is enclosed.

    Competitive Factors, page 22

27.
We are at a very early stage of exploration and so we have not undertaken detailed market research. However, our preliminary research indicates that the market for chromite is “unconcentrated” (i.e. approx. 90% of current global production is produced by over 40 producers around the world). The market is global in scope and well distributed, in terms of the number of suppliers.

Chromite ore and other chromium materials are not traded on commodity or futures exchanges. Thus the price for chromite ore is not publicly negotiated or available. However various trade journals routinely survey chromite ore consumers and producers, and publish a composite price, or price range, based on their survey.

‘Chromite ore’ is a broadly descriptive term which covers many sources and grades of material. Chromite ore is graded by its ‘chromic oxide’ content and its price is reported in trade journals on a gross weight basis (U.S. dollars per metric ton, gross weight). For example, commercially traded chromite ore grades range from 35%-55% ‘chromic oxide’ and the price per metric ton will vary depending upon the grade of the ore. So the ‘composite price’ or ‘price range’ reported in a survey published in a trade journal, such as those alluded to above, has to be read in the context of the source/and or grade of the material whose sale is being reported.

In the light of the above we have modified the language in this section to make plain that, while there is no ‘public market’ or exchange on which chromite ore is traded, markets exist and we believe we will be able to sell ‘commercial grade’ chromite we may eventually produce. See page  , “Competitive Factors”.

Management’s Discussion and Analysis or Plan of Operations, page 24

28.
I trust you will agree the detailed disclosure added to “Proposed Exploration Work - Plan of Operations,” page 25, in response to your comment # 25 above, covers the points raised in this comment. We have however amended, to be more specific, the cross -reference that already exists in this section. The cross reference now reads as shown on page 30::

“Our exploration program is explained in as much detail as possible in the “Business- Proposed Exploration Work - Plan of Operations” sub-section of this prospectus. See page 22.”

29.
As a pre-exploration stage company we have no prospect of generating revenues in the foreseeable future. As we have taken pains to stress, one of the main risks we face is a ‘capital risk’. We will need to raise additional capital in order to conduct exploration work and to finance the administrative expenses associated with operation of our company. In this section we say, among other things:

-
on page 29, “We are a start-up, pre-exploration stage company, have a limited operating history and have not yet generated or realized any revenues from our exploration activities on our sole property, the Grosvenor Claims.”

We have added the following sentence immediately after the above quote: “Our property is in the early stage of exploration and there is no reasonable likelihood that revenue can be derived from the property in the foreseeable future.” to further stress our reliance on sources of capital other than revenue.”

-
on page 29 “Accordingly, we must raise cash from sources other than the sale of minerals found on the Grosvenor Claims. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in the Company. We must raise cash to implement our planned exploration program and stay in business.” (underlining added)

-
on page 29, “At the present time, we have not made any arrangements to raise additional cash. We require additional cash to continue operations. If we cannot raise it we will have to abandon our planned exploration activities until we do raise additional cash.” (underlining added)

The quotes above are representative of the nature of the warnings given investors in this section, and indeed throughout the prospectus. We believe we have addressed this risk in as much detail as we can, in this section as well as “Risk Factors” (e.g. Risk Factors 1, 3 and 7 on pages 9, 9 and 11) , and “ Proposed Exploration Work - Plan of Operation”, page 27, where we state:

“Particularly since we have a limited operating history, no reserves and no revenue, our ability to raise additional funds might be limited. If we are unable to raise the necessary funds, we would be required to suspend Grosvenor's operations and liquidate our company. See, particularly, ‘Risk Factors’ 1, 3, and 7 on pages 5, 5 and 7, respectively.”

We have made clear we have no ability to generate revenue and have no prospect of generating revenue for the foreseeable future, as is the nature of mineral exploration. We trust that, with the changes made, you will agree we have addressed ‘material risks’ satisfactorily.

Liquidity and Capital Resources, page 27

30.	We refer you to the following paragraph, as modified, appearing immediately after the footnotes to the table referred to: on page 33:

“Should our cash reserves become depleted such that there will be insufficient cash to meet the Company’s budgeted expenses for the forthcoming year, management has agreed to forgo receipt of both management fees and expense reimbursement for rent and telephone aggregating $3,300 per month. As well, management has agreed neither to charge interest on nor to demand repayment of, during at least the next 12 months, the $7,325 advanced on behalf of the Company up to March 31, 2006.

Accordingly, the “non-elective” budgeted expenditures detailed above exclude:

(i)	management fees, rent and telephone expense otherwise payable monthly to our two officers and directors; and

(ii)	the ‘related party accounts payable’ of $7,325 due to them.”

31.	This inconsistency has been rectified as shown on page 32.

Background of Officers and Directors, page 31

32.	We have abridged the disclosure as requested as shown on page 36.

Significant Employees, page 33

33.	See wording added to what is now the second paragraph under this heading (page 37).

34.	We have clarified the nature of the compensation paid to our two executive officers in language added to the first paragraph under this heading. See page 37.

We have also rectified the inadvertent error in the opening paragraph of “Executive Compensation”. See Page 38. As you correctly point out, we do compensate our President and Secretary Treasurer, as the compensation table made clear.

Indemnification

35.	This is a ‘typo’. It has been corrected to refer to “Grosvenor” on page 40.

Certain Transactions, page 40

36.	We have added the requested language to the second paragraph and a new third paragraph under sub-paragraph (ii) of this section on page 45

37.
See page new paragraph added immediately below sub-paragraph (ii) of this section on page 45. Messrs. Ibsen and Grant were, among other things, responsible for organizing Grosvenor, developing and implementing its business plan, sifting through a number of possible mineral prospects before settling on acquisition of the Grosvenor Claims, arranging financing and taking a central role in preparation of this prospectus. The share issuance to Messrs. Ibsen and Grant was in recognition of their central role in creating and financing the company and furthering its business objectives from inception to the present.

Interest of named Experts and Counsel, page 40

38.	We have inserted the correct date, March 22, 2006 on page 45.

Report of Independent Registered Public Accounting Firm, page 43

39. The date of the auditors’ opinion report on the financial statements for the period ended January 31, 2006 was signed upon completion of the audit. The consent letter was signed upon completion the review of the registration statement by the auditors once the applicable audited financial statements has been inserted into the registration statement and the financial information derived from these audited financial statements were used in the various analysis within the registration statement. The auditors could not give their consent to the use of their opinion report until they had reviewed the registration statement.

Consolidated Statement of Cash Flows, page 47

40.
In the “Consolidated Statement of Cash Flows” the amount loaned to the Company by the directors has been included under “Cash Flows from Financing Activities” - refer to page 51 for March 31, 2006 and page 60 for January 31, 2006.

Note 2. Summary of Significant Accounting Policies, page 48

41. Earnings per share have been revised to reflect the nominal issuance of common stock. There have been no stock splits or dividends issued by the Company since its inception. - refer to page 49 for March 31, 2006 and page 58 for January 31, 2006.

Note 5. Capital Stock, page 50

42.
The shares issued to the directors were not compensation for services. They paid cash for their shares. The shares issued to the directors are considered founders’ stock and there was a long period between the director’s approval to issue the shares to them (as distinct from the date of issuance) and the date of the issuance of shares purchased at $0.05 by the other shareholders.

Recent Sales of Unregistered Securities, page 51

43. The erroneous reference has been corrected, see page 64.

Undertakings, page 52

44. The undertaking referred to has been added. See pages 66 and 67.

45. The requested revision has been made so as to include the undertakings referred to. See pages 66 and 67.

We appreciate your comments and constructive suggestions concerning disclosure in our SB-2. and trust the above, and enclosed, fully address your comments and concerns.

Yours truly,
Grosvenor Explorations Inc.

ALEXANDER IBSEN
Per: Alexander Ibsen
    Chief Executive Officer, President and
    Director